

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via Email
Michael S. McClure
Chief Financial Officer and Treasurer
Strategic Storage Trust II, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re: Strategic Storage Trust II, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 4, 2013**
> **File No. 333-190983**

Dear Mr. McClure:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Prospectus Cover Page

7.   In the first bullet point summary risk factor, please clarify that you are not required to ever provide a liquidity event. Additionally, please revise your disclosure on pages 17, 19, and elsewhere as appropriate.

Questions and Answers About This Offering, page 1

8.   We note that certain disclosures in this section are repeated in the Prospectus Summary. For example, the same risk factors are disclosed on pages 5-7 and pages 17-18. Please revise to limit the use of repetition where possible.

How long will this offering last?, page 3

9.   We note your disclosure that the length of the primary offering may be extended. If the primary offering may extend over subsequent registration statements, please revise to clarify.

Conflicts of Interest, page 11

10.   We note that your advisor will face conflicts of interest in allocating investment opportunities among affiliated entities. Please supplement your first bullet point to identify the existing conflict with Strategic Storage Trust, Inc., to disclose Strategic Storage Trust, Inc.'s offering size, and to state that you anticipate it to have the first right to purchase certain self-storage properties, per your disclosure on page 25. Additionally, please provide a more detailed description of Strategic Storage Opportunity Trust, Inc., including its offering size, its current stage of the REIT business cycle, and its competing activities, if any.

Summary Risk Factors, page 17

11.   Please include a summary risk factor related to the arbitrary nature of the offer price. We note your risk factor on page 20.

12.   Please include a summary risk factor related to your lack of ownership of the intellectual property rights to the "SmartStop® Self Storage" brand. We note your risk factor on page 23.

You may be unable to sell your shares . . ., page 20

13.   It appears that even with the discounts applied to the redemption price, redeeming investors will still receive more than the proceeds received by the company as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

Investors who invest in us at the beginning of our offering . . ., page 22

14.   We note your disclosure that until you can generate sufficient cash flow from operations, "distributions, if any, will be paid from other sources, such as from the proceeds of this or other offerings." We also note your disclosures that you "may" use offering proceeds to fund distributions on pages 3, 15, and 21. If you intend to pay distributions in excess of cash flow from operations, please revise your disclosures to include an affirmative statement to that effect and revise the disclosures on pages 3, 15, 21, and elsewhere, to be consistent with your affirmative statement on page 22 that until you can generate sufficient cash flow from operations, distributions will be paid from offering proceeds.

The Self Storage Industry, page 57

15.   Please provide us with support for the quantitative and qualitative business and industry data used here and elsewhere in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Management, page 60

16.   We note your disclosure that your charter was reviewed by a majority of the board of directors, including a majority of independent directors. We also note that you currently have no independent directors. Please advise.

Executive Officers and Directors, page 62

17.   Please revise to include Mr. Schwartz's involvement with U.S. Advisor, LLC, from 2004 through 2007. We note your disclosure on page 95.

The Advisory Agreement, page 72

18. Please revise your disclosure that your operating partnership "may" be required to make distributions to your advisor upon the termination of the advisory agreement for any reason other than a material breach by your advisor, to be consistent with your affirmative statement on page 78 that you will have to pay your advisor distributions under these circumstances.

Management Compensation, page 79

19. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and, within reimbursements, specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

Prior Performance Summary, page 95

20. Please revise to disclose the number of properties sold during the course of the prior public and private programs. Refer to Item 8.A.1.h of Industry Guide 5.

21. Please revise your narrative of the six private programs that are most similar to your offering to disclose which programs have completed operations and to provide information relating to the sale of properties by these programs.

Subscription Procedures, page 153

22. Please revise your disclosure to clarify whether purchases of your shares by your affiliates will count toward the minimum offering amount.

Appendix C, Prior Performance Tables, page C-1

23. Please cross-reference the narrative summary of these prior programs in the registration statement, as appropriate. Refer to Instructions to Appendix II- Prior Performance Tables to Industry Guide 5.

Table V, C-12

24. Please provide footnote disclosure explaining the cash distributions characterized as "other." In addition, please provide us support for the distribution data provided for Self Storage REIT, Inc. and Madison County Self Storage, DST.

Table VI, C-15

25.   Please move Table VI to Part II of the registration statement. Refer to Item 8.B of Industry Guide 5.

Exhibit Index

26.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

Exhibit 5.1, Form of Opinion as to Legality of Securities

27.   We note your fourth assumption on page two of the letter. Please revise to specifically identify the restrictions or limitations in the Charter that you are referring to.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Howard Hirsch, Esq.